United States securities and exchange commission logo





                             December 21, 2023

       Joseph Robert
       Chief Executive Officer
       Robert Ventures Holdings LLC
       2810 N. Church St.
       #28283
       Wilmington, DE 19802

                                                        Re: Robert Ventures
Holdings LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed November 14,
2023
                                                            File No. 024-12331

       Dear Joseph Robert:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 12, 2023, letter.

       Amendment 1 to Offering Statement on Form 1-A

       General

   1.                                                   We note your use of the
term    Ethereum    in reference to the crypto asset ETC. Please
                                                        revise throughout to
refer to    Ether    when you are referencing the crypto asset native to
                                                        the Ethereum
blockchain.
   2. Please be advised that we continue to review your responses to comments 3 and 14 and may have further
comments.
 Joseph Robert
FirstName LastNameJoseph  Robert
Robert Ventures Holdings LLC
Comapany21,
December  NameRobert
              2023     Ventures Holdings LLC
December
Page 2    21, 2023 Page 2
FirstName LastName
Cover Page

3. We note your response to comment 5 of our letter. Please note that you may not interchange the offerings. Rule 253(b)(4) requires that you fix the volume of securities that you are qualifying in this offering. Please state the set amount of 1-year and 3-year bonds you intend to offer.

The Offering
Manner of Offering, page 1

4. We note your response to comment 13 of our letter. Please provide further information regarding the activities related to the offering that WealthBlock performs, including its role with regard to your platform or portal, and clarify whether investors will interact with
         WealthBlock in some way. For example, please reconcile disclosure on page 2 that
         "investors begin by accessing a dedicated portal at invest.robertventures.com," with disclosure on the same page that "the purchase and sale of bonds will be consummated by executing a subscription agreement and investor questionnaire through WealthBlock.ai."

         Please also clearly distinguish the "Funding Portal" from the "WealthBlock.ai platform."
         Clarify the functions of the portal and platform, how they interact with investors and who is responsible for the operation of each. Disclosure on page 2 states that WealthBlock will
         "host, manage and operate the WealthBlock.ai platform," while the license agreement filed as Exhibit 10 indicates that WealthBlock will provide services relating to the hosting, management and operation of the platform (Section 2.1) but also that Robert Ventures and not WealthBlock is solely responsible for the operation of the platform (Section 7.2).
         Please also tell us why the statement that the WealthBlock.ai platform may offer to accept digital currency is relevant to investors in this offering if you do not intend to accept digital currency.

         Finally, please clarify the amount and nature of the compensation that WealthBlock has or will receive for such offering activities, including any compensation not yet paid, such as described in Section 3.1 of the license agreement, as well as payments made to North
         Capital or other third parties, here and in the plan of distribution section. Further, please disclose the fees to be paid for credit card purchases in this section.
Risk Factors
Use of digital asset exchanges to trade crypto assets..., page 11

5. Please refer to the penultimate risk factor on page 11 and revise to address the following points:
             We note your disclosure in the first paragraph that Bitcoin and Ethereum constitute a
             "significant portion" of your crypto asset investments. Please revise to clarify that you will initially limit your crypto asset investments to Bitcoin and Ethereum, as disclosed on page 24.
 Joseph Robert
FirstName LastNameJoseph  Robert
Robert Ventures Holdings LLC
Comapany21,
December  NameRobert
              2023     Ventures Holdings LLC
December
Page 3    21, 2023 Page 3
FirstName LastName
                We note your disclosure in the last paragraph regarding the risks attendant to your involvement in staking activities. Please move this disclosure to a separate risk factor, with its own subheading, and include a cross-reference thereto in your staking activities disclosure on page 26.
We intend to avoid being classified as an investment company, page 11

6. Please revise the third paragraph of this risk factor to clearly disclose the risk that a regulatory body or court could determine that any of the crypto assets you hold, including
         Bitcoin and Ether, constitute securities within the meaning of the U.S. federal securities laws and the potential impact of this risk to investors.
Description of Business
Digital Assets, page 24

7. We note your reference in the second paragraph of this subsection to advice from your legal counsel. It also appears that you have referenced such counsel as experts on page
         25. If you retain such references in your amendment, please revise your filing to identify such counsel and obtain and file a related consent from counsel. See
Part III, Item 17(11)
         of Form 1-A.
8. We note your disclosure on page 25 that, "The Company will not engage in any lending services to third parties and will not accept crypto as payments." Please further revise to clarify, if true, that you currently do not, and do not intend to, lend any crypto assets that you acquire or hold.
9. We note your revised disclosure related to the BitGo staking program in which you intend to participate. Please expand your disclosure, and include related risk factor disclosure, to describe the risks related to a delegated staking program. Your disclosure should address, without limitation, the credit risk of BitGo and the risk of loss if the staked crypto assets are slashed or significantly decrease in value while staked.
10.      We note your response and revised disclosure on pages 25     26 to
comment 23. Please
         further revise to describe your custody procedures and arrangements in greater detail, including:
             In what manner the custodian is required to store your crypto assets, including whether it is contractually required to hold your crypto assets in cold storage, and if so, what portion of your crypto assets are held in hot wallets and cold wallets, respectively;
             The degree to which the custodian   s insurance policies provide
coverage for the loss
              or theft of your crypto assets and any exclusions or limitations on coverage;
             Whether any persons (e.g., auditors, etc.) are responsible for verifying the existence of the crypto assets held by the custodian; and
         Whether you or any insurance providers have inspection rights associated with the crypto assets held in storage.
 Joseph Robert
FirstName LastNameJoseph  Robert
Robert Ventures Holdings LLC
Comapany21,
December  NameRobert
              2023     Ventures Holdings LLC
December
Page 4    21, 2023 Page 4
FirstName LastName
Staking Process on BitGo, page 26

11. We note your response and revised disclosure to the first bullet of comment 2, including that you "opt for staking with specific cryptocurrencies supported by BitGo." Please revise to affirmatively identify the crypto assets that you currently or intend to stake.
Management's Discussion and Analysis..., page 30

12. We note your response to comment 25 of our letter and that you currently have no assets available for sale. We further note that your manager is under no obligation to make the bond payments when due. Please clarify how you intend to repay the bonds with the current rates of interest, given that you do also do not have any current plans to develop the lots at this time and no contract in place to develop them.
13. Please discuss the demands on and sources of your liquidity on both a short-term and long-term basis. In this regard, we note disclosure in your audited financial statements that your note payable to Valiant Builder Finance is payable in March 2024. Clarify here and in your Use of Proceeds section whether you plan to use proceeds of the offering to repay this note.
Securities Being Offered, page 33

14. We note your response to comment 12 of our letter. Please revise your disclosure in this section as well to include the information contained in your response and in your disclosure on page 6.
Part III - Exhibits, page 40

15. We note your response to comment 27 of our letter. Please file screenshots of the website in its entirety.
16. We note your response to comment 16 and reissue in part. Please revise your subscription
         agreement to remove the representation that an investor has    read
   reviewed    or
            understands    the contents of the offering statement. You may
clarify that an investor
         should review the offering statement.
17. Refer to your disclosure on pages 25 - 27. Please tell us what consideration you have given to filing any documents memorializing your custodian arrangements or staking activities with BitGo as exhibits to the offering statement. Consolidated Financial Statements for Period May 3, 2022 (Inception) Through December 31,
2022
Independent Auditors' Report, page F-3

18. We note your responses to prior comments 29 and 30 and await your amended offering statement reflecting the update to your independent auditor's report to:
             Remove the reference to the audit being performed in accordance with Government
 Joseph Robert
FirstName LastNameJoseph  Robert
Robert Ventures Holdings LLC
Comapany21,
December  NameRobert
              2023     Ventures Holdings LLC
December
Page 5    21, 2023 Page 5
FirstName LastName
              Auditing Standards; and
                Include an explanatory paragraph regarding your independent auditor's conclusion regarding uncertainty about your ability to continue as a going concern.
Consolidated Financial Statements, page F-5

19. We note your response to prior comment 31. We are unclear why your auditor included
         language on each of your financial statements to    See the
Accompanying Notes to the
         Independent Accountant   s Compilation Report" given management's
responsibility for the
         preparation and presentation of the financial statements. Please advise, and amend your offering statement to remove the language referencing the compilation report in the endnote to the financial statements.
Notes to the Consolidated Financial Statements
Note 1. Company and Summary of Significant Accounting Policies, page F-5

20. We note your response to prior comment 30 and reissue to comment in part. While we note the added disclosure to the footnotes to your unaudited interim financial statements, please amend to provide, if applicable, discussion in your audited annual financial statements regarding management's evaluation as to whether there are conditions and events, considered in the aggregate, that raise substantial doubt about your ability to continue as a going concern, including whether or not such substantial doubt has been alleviated by management's plans. Refer to ASC 205-40-50.
Independent Accountants' Compilation Report, page F-13

21. We note your response to prior comment 32 and continued inclusion of your independent accountants' compilation report and reissue the comment in part. Please address the following:
             Amend your offering statement to remove the compilation report. Tell us whether you have terminated the audit services of SD
Associates P.C. If so,
              disclose this fact and the date that you terminated SD Associates P.C.
             Tell us whether you have engaged a new independent accountant. If so, please disclose the name of your new independent accountant and the date that they were engaged.
             Tell us when you signed the compilation engagement letter or otherwise decided to enter into an agreement to have SD Associates P.C. provide compilation services.
             Explain why you choose to engage SD Associates P.C. to do the compilation of the six months ended June 30, 2023 financial statements, instead of a different accounting firm, given that SD Associates P.C. had just issued the audit report dated
              August 15, 2023, which was two days before the issuance of the compilation report.
             Provide a fulsome analysis addressing how you determined SD Associates P.C. is independent under the SEC independence requirements for both the 1-A filing and as of August 15, 2023 for fiscal year 2022 considering (i) the short duration of time between the audit report date and the date of the compilation report such that
 Joseph Robert
Robert Ventures Holdings LLC
December 21, 2023
Page 6
           compilation work may have been performed during the audit and professional engagement period for the fiscal year 2022 audit and (ii) the fact that your offering statement on Form 1-A has not yet been qualified, and as a result SD Associates P.C.
           continues to be associated as the principal auditor of the company for this on-going offering statement
Six Months Ended June 30, 2023
Consolidated Financial Statements, page F-14

22. Given your inception of May 3, 2022, please amend to provide comparative prior period financial information for each unaudited interim financial statement provided. Refer to
      Form 1-A Part F/S(c)(1)(i) and Article 8 of Regulation S-X.
Notes to Consolidated Financial Statements
Note 7. Non-controlling Interests, page F-21

23. We note your response to prior comment 33 and updated disclosure, and reissue the comment in part. Please tell us how you reflected the allocation of net loss attributable to non-controlling interests for the six months ended June 30, 2023 in the statement of operations. Refer to ASC 810-10-50-1A.
Exhibit 11
Consent of Independent Accountants, page EX-1

24. We note your response to prior comment 28 and await the amended consent from your independent auditor to clarify their consent pertains to the financial statement (i.e., consolidated balance sheet) as of December 31, 2022.

       Please contact Mark Rakip at 202-551-3573 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,
FirstName LastNameJoseph Robert
                                                             Division of
Corporation Finance
Comapany NameRobert Ventures Holdings LLC
                                                             Office of Real
Estate & Construction
December 21, 2023 Page 6
cc:       Arden Anderson, Esq.
FirstName LastName